UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

  Date of report (Date of earliest event reported): May 13, 2025

  Regional Health Properties, Inc.

  (Exact Name of Registrant as Specified in its Charter)

Georgia	001-33135	81-5166048
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation)	File Number)	Identification No.)

1050 Crown Pointe Parkway

  Suite 720

  Atlanta, Georgia 30338

  (Address of Principal Executive Offices, and Zip Code)

  (678) 869-5116

  (Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	RHE	NYSE American(1)
Series A Redeemable Preferred Shares, no par value	RHE-PA	NYSE American(1)

(1) On May 13, 2025, the Committee for Review (the “Committee”) of the Board of Directors of the NYSE American LLC (“NYSE American” or the “Exchange”) notified Regional Health Properties, Inc. (“Regional”) that it had unanimously affirmed the determination of the Listing Qualifications Panel (the “Panel”) of the Committee to initiate delisting proceedings with respect to Regional’s common stock, no par value (the “Common Stock”), and Regional’s Series A Redeemable Preferred Shares, no par value (the “Series A Preferred Stock” and, together with the Common Stock, the “Securities”) from NYSE American. The filing by the Exchange of an application with the Securities and Exchange Commission to delist the Securities is pending completion of all applicable procedures, including any call for review of the Committee’s determination by the Board of Directors of the Exchange. The Common Stock and the Series A Preferred Stock trade on the OTCQB under the symbols “RHEP” and “RHEPA,” respectively.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As disclosed in the Current Report on Form 8-K filed on February 7, 2025, Regional Health Properties, Inc. (“Regional”) had received a letter from the NYSE American LLC (“NYSE American” or the “Exchange”) Listing Qualifications Panel (the “Panel”) of the Committee for Review (the “Committee”) of the Board of Directors of the Exchange that the Panel had determined to affirm the decision of the staff of the NYSE Regulation (the “Staff”) to initiate delisting proceedings with respect to Regional’s common stock, no par value (the “Common Stock”), and Regional’s Series A Redeemable Preferred Shares, no par value (the “Series A Preferred Stock” and, together with the Common Stock, the “Securities”) from NYSE American. The Staff had previously determined that Regional was no longer suitable for listing pursuant to Section 1009(a) of the NYSE American Company Guide (the “Company Guide”) as Regional was unable to demonstrate that it had regained compliance with Sections 1003(a)(i) and (ii) of the Company Guide by the end of the maximum 18-month compliance plan period, which expired on November 10, 2024.

Regional requested that the full Committee reconsider the Panel’s decision to delist the Securities, and such hearing regarding Regional’s continued listing was held on April 24, 2025. On May 13, 2025, the Committee notified Regional that it had unanimously affirmed the Panel’s determination. The Committee’s determination may be called for review by the Board of Directors of the Exchange, pursuant to Section 1206 of the Company Guide solely upon the request of one or more directors, not later than its next meeting that is fifteen calendar days or more following the date of the Committee’s decision. If the Board of Directors of the Exchange declines to call the decision for review, Regional will be notified that the Committee’s decision represents the final action of the Exchange.

At this time, the Securities remain listed on the NYSE American, although trading has been suspended. Currently, the Common Stock and the Series A Preferred Stock trade on the OTCQB under the symbols “RHEP” and “RHEPA,” respectively.

Regional is reconfirming its commitment to the previously announced merger with SunLink Health Systems, Inc., a Georgia corporation (“SunLink”). The companies have been working diligently on the transaction and are focused on completing the merger. There is no guarantee that any securities issued in the merger will be approved by a national securities exchange.

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NO OFFER OR SOLICITATION

Communications in this Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION

The proposed merger will be submitted to both the Regional and SunLink shareholders for their consideration. In connection with the proposed merger, Regional will file a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that will include a joint proxy statement/prospectus for Regional and SunLink and other relevant documents concerning the proposed merger.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a copy of the joint proxy statement/prospectus once filed, as well as other filings containing information about Regional and SunLink, without charge, at the SEC’s website (http://www.sec.gov) or by accessing Regional’s website (http://www.regionalhealthproperties.com) under the tab “Investor Relations” or by accessing SunLink’s website (http://www.sunlinkhealth.com) under the tab “Investors.” Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Regional Health Properties, Inc., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia, 30338, telephone 678-869-5116 or to Investor Relations, SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia, 30339, telephone 770-933-7004.

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Regional and SunLink and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Regional and SunLink in connection with the proposed merger. Information about the directors and executive officers of Regional is set forth in Part III of Regional’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Regional Annual Report”), which information may be updated by Regional from time to time in subsequent filings with the SEC. Information about the directors and executive officers of SunLink is set forth in Part III of SunLink’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended June 30, 2024, which information may be updated by SunLink from time to time in subsequent filings with the SEC. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between Regional and SunLink, including statements of Regional’s goals, intentions and expectations; statements regarding Regional’s business plan and growth strategies; and the ability of Regional to meet the continued listing requirements of the NYSE American and to maintain the listing of securities thereon.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

●	the risk that the businesses of Regional and SunLink will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

●	revenues following the merger may be lower than expected;

●	customer, vendor and employee relationships and business operations may be disrupted by the merger;

●	the ability to obtain required regulatory approvals or the approvals of Regional’s or SunLink’s shareholders, and the ability to complete the merger on the expected timeframe;

●	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;

●	the ability of Regional and SunLink to meet the continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;

●	possible changes in economic and business conditions;

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●	the impacts of epidemics, pandemics or other infectious disease outbreaks;

●	the existence or exacerbation of general geopolitical instability and uncertainty;

●	possible changes in monetary and fiscal policies, and laws and regulations;

●	competitive factors in the healthcare industry;

●	Regional’s dependence on the operating success of its operators;

●	the amount of, and Regional’s ability to service, its indebtedness;

●	covenants in Regional’s debt agreements that may restrict its ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms;

●	the effect of increasing healthcare regulation and enforcement on Regional’s operators and the dependence of Regional’s operators on reimbursement from governmental and other third-party payors;

●	the relatively illiquid nature of real estate investments;

●	the impact of litigation and rising insurance costs on the business of Regional’s operators;

●	the effect of Regional’s operators declaring bankruptcy, becoming insolvent or failing to pay rent as due;

●	the ability of any of Regional’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;

●	Regional’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and

●	other risks and factors identified in (i) Regional’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Regional Annual Report, and other documents subsequently filed by Regional with the SEC and (ii) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC.

Neither Regional nor SunLink undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Current Report on Form 8-K. In addition, Regional’s and SunLink’s past results of operations do not necessarily indicate either of their anticipated future results, whether the merger is effectuated or not.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONAL HEALTH PROPERTIES, INC.

Date: May 19, 2025	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

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